John M. McCann Managing Director, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.6543 john.mccann@nuveen.com

January 15, 2021

Tony Burack

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:   Comments on Certain Financial Reports of the TIAA-CREF Life Funds (File Nos. 333-61759 and 811-08961)

Dear Mr. Burack:

On behalf of the TIAA-CREF Life Funds (the “Registrant”), we are responding to certain comments received from you telephonically on December 17, 2020 based on your review of the December 31, 2019 Annual Report for the Registrant (the “Report”).

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the Staff’s comments on this Report.

1.          The Schedule of Investments section of the Report includes a table covering swap contracts for the TIAA-CREF Life Bond Fund open at the end of the period covered by the Report. This table does not appear to include all of the elements required to be included by certain recent amendments to Regulation S-X (Section 210.12-13C). In particular, the table appears to omit the following data: frequency of required payments, upfront payments/receipts, and value of each contract at period end. In addition, if data set forth below the column of this table entitled “Unrealized appreciation (depreciation),” represents value, the heading of this column should also include the term “value.”

Beginning with the Registrant’s annual report for the period ended December 31, 2020, the Registrant will include all data elements required by Section 210.12-13C of Regulation S-X. In particular, the Registrant will include a new column entitled “Value” which represents the total market value of each swap contract. The Registrant will continue to omit the term “Value” from the header of the column entitled “Unrealized appreciation (depreciation)” in future reports as this data does not represent the value of each swap contract.

2.          With respect to the TIAA-CREF Life Balanced Fund’s Statement of Operations as provided in the Report, income recorded by this Fund does not appear to be identified as affiliated income as required by Regulation S-X. Please include this identification in the Statement of Operations section of future reports.

Tony Burack

January 15, 2021

The Registrant will include the requested disclosure in future reports.

3.          Please confirm that the website covering the TIAA-CREF Life Money Market Fund contains the disclosures required by Rule 2a-7(h)(10) under the Investment Company Act of 1940.

The Registrant confirms that the website covering the TIAA-CREF Life Money Market Fund (the “TCLF MMF”) contains all of the disclosures required by Rule 2a-7(h)(10). Please find below a link to the Lifetime Variable Select Money Market Account, which invests in the TCLF MMF. The TCLF MMF does not have a dedicated web profile as only insurance companies offering variable annuity or life insurance contracts may invest in the TCLF MMF.

https://www.tiaa.org/public/investment-performance/aftertax/moneymarket/profile?ticker=318749079

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If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann

John M. McCann

cc:   Rachael Zufall, Managing Director & Associate General Counsel

John Cheshire, Assistant Vice President Financial Reporting, Fund Administration